EXHIBIT 10.31

ORPHAN MEDICAL, INC.

SODIUM GAMMA HYDROXYBUTYRATE

DEVELOPMENT AND SUPPLY AGREEMENT

ORPHAN MEDICAL, INC.

SODIUM GAMMA HYDROXYBUTYRATE DEVELOPMENT AND SUPPLY AGREEMENT

THIS AGREEMENT (“Agreement”) is made as of this 6th day of November, 1996 by and between ORPHAN MEDICAL, INC., a Minnesota corporation, having its principal offices at 13911 Ridgedale Drive, Minnetonka, Minnesota 55305 (“ORPHAN”) and LONZA, INC., a New York corporation, having its principal offices at 17-17 Route 208, Fair Lawn, New Jersey 07410, (“Supplier”).

RECITALS

1. Supplier develops and manufactures bulk pharmaceutical chemicals meeting the regulatory and governmental requirements for commercial use in pharmaceutical products.

2. ORPHAN develops and markets ethical Pharmaceuticals targeted to specified populations of patients.

3. ORPHAN and Supplier desire to cooperate in the transfer of the manufacture of a pharmaceutical chemical known as “Sodium Gamma Hydroxybutyrate” (“the Drug”).

4. Supplier desires to manufacture the Drug exclusively for sale to ORPHAN.

5. Upon obtaining approval to market the DRUG, ORPHAN wishes to purchase all of its requirements of the Drug from Supplier and Supplier wishes to supply ORPHAN all of its requirements for the Drug in the Territory.

6. Supplier understands that the Drug will likely be scheduled by the Drug Enforcement Administration (DEA) upon approval by the FDA. While Orphan anticipates a Schedule IV designation, Orphan cannot guarantee the level of scheduling that will be required. Supplier agrees that the Drug Price estimate is based on Schedule IV handling. Supplier also agrees to provide Drug to Orphan if a more restrictive level of scheduling is ultimately required at a price to be mutually agreed upon.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1	DEFINITIONS

The following terms, when capitalized, shall have the following meanings in this Agreement, whether used in the singular or the plural.

1.1 “Acquisition Cost” in respect of a particular item means the actual invoiced price paid by either party to a Third Party for acquiring such item, including without limitation, shipping, insurance and handling costs and customs duties.

1.2 “Affiliate” means any corporation or non-corporate business entity which controls, is controlled by, or is under common control with a party to this Agreement. A corporation or non-corporate business entity shall be regarded as in control of another corporation if it owns or directly or indirectly controls at least forty-nine percent (49%) of the voting stock of another corporation, or (a) in the absence of the ownership of at least forty-nine percent (49%) of the voting stock of a corporation, or (b) in the case of a non corporate business entity, if it possesses, directly or indirectly, whether by virtue of an ownership interest of any kind, by contract or otherwise, the power to direct or cause the direction of the management and policies of the corporation or non-corporate business entity or to elect or cause the election of a majority of the board of directors or other governing body of such corporation or non-corporate business entity.

1.3	“Contract Year” means the twelve (12) month period beginning on the first day of the month in which ORPHAN commercially launches the Drug or a product containing the Drug in a country of the Territory. For purposes of this Section 1.3, test marketing of the Drug or a product containing the Drug by ORPHAN shall not be deemed to be a commercial launch thereof.

1.4 “Delivery” means delivery of the Drug to a drug product manufacturer or any other ORPHAN-designated Third Party.

1.5 “Technology Transfer/Development Program” means the multi-staged Technology Transfer/Development Program further described in Appendix A which is attached hereto and made a part hereof, as well as any additional process or analytical development activities or process or analytical development modifications for the Drug to be mutually agreed upon in good faith by the parties after the date this Agreement is signed and subsequently attached hereto as a replacement for or as an addition to Appendix A.

1.6 “DMF” means a Type II Drug Master File intended for filing with the FDA.

1.7 “Dollars” or “$” means United States Dollars.

1.8 “Drug Price” means the price to ORPHAN, in Dollars per kilogram, for manufacture of the Drug.

1.9 “Drug” means bulk Sodium Gamma Hydroxybutyrate (GHB).

1.10 “Effective Date” means the date appearing at the beginning of this Agreement.

1.11 “FDA” means the US Food and Drug Administration or any successor entity.

1.12 “FD&C Act” means the US Federal Food, Drug and Cosmetic Act, together with all regulations issued thereunder, as the same may be amended from time to time.

1.13 “GMPs” means the current Good Manufacturing Practices regulations promulgated by the FDA, and any applicable amendments thereto in effect at the time of the Drug’s manufacture.

1.14 “Manufacturing Cost” means Supplier’s costs of labor (including allocable employee benefits and employment taxes), material (including without limitation raw materials, solvents, packaging, waste disposal and labeling), energy, utilities and other charges directly incurred in the manufacture of the Drug, plus normal production overhead (i.e. indirect labor, utilities, maintenance and depreciation of the manufacturing equipment and facilities and other allocable overhead of the manufacturing facility), all determined in accordance with generally accepted accounting principles applied on a consistent basis in the country of manufacture.

1.15 “NDA” means a New Drug Application filed with the FDA or any equivalent successor application or entity.

1.16 “Notification” means the date on which mailed as evidenced by the U.S. Postal Service or other carrier.

1.17 “Production Batch” means a production size batch of the Drug with a specified kilogram weight range, the size and range of which is to be established and mutually agreed upon by the parties during the Technology Transfer/Development Program. Each Production Batch is to have uniform character and quality within specified limits produced according to a single manufacturing order during the same cycle of manufacture.

1.18 “Proprietary Information” means all non-public information or data relating to the subject matter hereof first communicated by or on behalf of one party to the other, whether in writing or orally, including without limitation, all scientific, clinical, commercial, financial and business information and data, know-how, compilations, formulae, processes, plans, technical information, new product information, compounds, formulations, methods of product delivery, test procedures, product samples, specifications and other information or data.

1.19 “Registration” means any legally required approval by the relevant government authorities in a country of or community or association of countries included in the Territory (including, where applicable, price approvals) which must be granted for the Drug or a product containing the Drug to be manufactured and/or sold in such jurisdiction.

1.20 “Specifications” means the final specifications for the Drug attached hereto as Appendix C and made a part hereof, including the final NDA specifications as approved by the FDA, as well as any revised specifications and/or additional specifications for the Drug to be mutually agreed upon in good faith by the parties after the Effective Date and subsequently attached hereto as a replacement for or as an addition to Appendix C. Such additional specifications may include, but shall not be limited to specifications for degradation, identification of drug substance and physical appearance.

1.21 “Territory” means worldwide.

1.22 “Third Party” means any entity other than Supplier or ORPHAN or their respective Affiliates.

1.23 “Validation Protocol” means the written protocol which will be mutually approved by the parties in writing prior to the manufacture of the first Validation Batch and which will set forth the tests and acceptance criteria to demonstrate that a process used by Supplier in the manufacture of the Drug does what it purports to do and yields quantities of the Drug which consistently meet the Specifications. The Validation Protocol may be amended from time to time during the term of this Agreement upon mutual agreement of the parties hereto, giving due consideration to applicable legal and regulatory requirements pertaining to the Drug.

1.24 “Validation Batches” means the first three (3) Production Batches manufactured consecutively according to the approved Validation Protocol.

ARTICLE 2	TECHNOLOGY TRANSFER/DEVELOPMENT PROGRAM

2.1 Supplier hereby agrees to conduct the Technology Transfer/Development Program in accordance with Appendix A, the goal of which is to transfer the current process for commercial manufacture of the Drug, develop protocols for testing the Drug, and finalize Specifications. The Technology Transfer/Development Program shall consist of two (2) main stages (individually, a “Stage” or collectively, the “Stages”). Supplier agrees to provide or purchase all materials and supplies.

In general, Supplier shall perform validations for the Drug at its Conshohocken, Pennsylvania facility, provide stability samples, prepare an environmental assessment report, and prepare the chemical manufacturing section for ORPHAN to file in an NDA with FDA. A more detailed description, including the time schedule for completion of each Stage of the Technology Transfer/Development Program, is set forth in Appendix A attached hereto and made a part hereof.

2.2 Promptly upon completion of the development activities conducted by Supplier during each Stage of the Technology Transfer/Development Program, to the extent it has not already done so, Supplier shall deliver to ORPHAN a complete written report or reports. A detailed description of such reports, as well as other reports to be provided by Supplier during the Technology Transfer/Development Program is set forth in Appendix B. Within thirty (30) working days after the delivery to ORPHAN of all reports relating to such Stage, ORPHAN shall either (a) accept such reports and notify Supplier if it intends to proceed with the Technology Transfer/Development Program or (b) send Supplier written notice of Supplier’s failure to conduct such Stage in accordance with the requirements set forth in Appendix A. Supplier agrees to take such corrective actions and to conduct such additional work required to satisfy the requirements set forth in Appendix A for completion of such Stage.

During ORPHAN’S review of each Stage completion report, Supplier and ORPHAN may mutually agree to continue execution of the Technology Transfer/Development Program based on previous verbal and written correspondence. If ORPHAN advises Supplier with a written notice to stop execution activities, Supplier will cease all program activities and bill ORPHAN on a time and material basis for work performed.

2.3 In consideration of Supplier’s conduct of the Technology Transfer/Development Program, ORPHAN agrees to pay Supplier the cost for each Stage as set forth in Appendix A. ORPHAN shall only pay Supplier for Stages which are completed. A breakdown of costs for each Stage is set forth in Appendix A. Payments for each Stage will be made within 30 days of satisfactory completion, as determined by ORPHAN after review of the associated stage completion summary reports as set forth in Appendix B and any other data generated through execution of the Technology Transfer/Development Program. Supplier shall not incur any costs in excess of the amounts set forth in this paragraph without the prior written consent of ORPHAN.

2.4 Supplier and ORPHAN agree to designate one individual who will serve as a central liaison to the other at all times. The person designated will have the capability and authority to assist with coordination and resolution of any and all issues that might arise.

ARTICLE 3	VALIDATION ACTIVITIES

3.1 Supplier Validation Responsibilities. Supplier shall be responsible for regulatory required validations of its manufacture of the Drug and its facilities and shall take all reasonable steps to pass government inspection by the FDA or other regulatory agencies in the Territory. Supplier shall also provide reasonable assistance in preparing and updating the chemical manufacturing portion of the Registrations and all other documents required by the FDA and other regulatory agencies in the Territory for approval of the Drug. In the event non-U.S. Territory regulatory agencies require process development testing beyond that required for the U.S., Supplier agrees to provide the additional process development testing and associated documentation revisions at terms to be negotiated in good faith by the parties.

3.2 Validation of Cvtec Manufacturing Process . As provided in Appendix A, Supplier shall manufacture ORPHAN’S three (3) consecutive Production Batches of the Drug in accordance with the pre-approved Validation Protocol for validation purposes.

Supplier and ORPHAN will jointly review all process development and analytical test results, the Validation Protocol, and stability study results prior to manufacture of each Validation Batch.

3.3 Re-Validation of Larger Scale Batches. Supplier shall have the option to manufacture three additional commercial Validation Batches using larger scale equipment judged to be regulatorily appropriate by Supplier and ORPHAN, conduct appropriate validation testing, and prepare an updated Process Validation Report to improve manufacturing cost. Costs associated with efforts required for completion of such ‘scale up’ activities will be included in the Manufacturing Cost of the commercial quantities produced subsequent to the scaleup and within the first Contract Year thereafter.

If the larger scale Validation Batches may be sold commercially by ORPHAN and, if such Validation Batches meet the Specifications and the acceptance criteria set forth in the Validation Protocol at the time of FDA approval of a product containing the Drug, the Drug shall be sold, pursuant to the terms of this Agreement, by Supplier to ORPHAN in fulfillment of ORPHAN’S orders for the Drug.

3.4 Defective Or Deficient Validation Batches. If any of the Validation Batches do not meet the Specifications and the acceptance criteria set forth in the Validation Protocol, Supplier shall, at its own expense, for a reasonable period of time not to exceed ninety (90) days, make necessary modifications to its facilities, equipment, processes and/or procedures and, after such modifications, shall manufacture one or more additional Validation Batches which will meet the Specifications and the acceptance criteria set forth in the Validation Protocol. If ORPHAN concludes that such modifications cannot be made effectively and promptly or if the additional Validation Batches still do not meet the Specifications and the acceptance criteria set forth in the Validation Protocol, ORPHAN may terminate this Agreement upon written Notification to Supplier in accordance with Article 15 of this Agreement.

ARTICLE 4	MARKETING RIGHTS

4.1 ORPHAN shall have the exclusive right, directly or through any Affiliate, to market, distribute and sell the Drug or any product containing the Drug in the Territory, if the required Registrations have been obtained and if ORPHAN determines in its business judgment to do so. Supplier shall not market, distribute, make or sell the Drug or any product containing the Drug, directly or indirectly anywhere in the Territory and, except in the performance of its duties under this agreement, Supplier shall not reference or otherwise utilize any DMF or other filing made by Supplier on ORPHAN’S behalf unless required by a governmental agency or reference or otherwise utilize any data or information contained in such filing.

ARTICLE 5	SUPPLY OF PRODUCT

5.1 Material Safety Data Sheets. Prior to commencement of development or manufacturing operations hereunder, ORPHAN shall provide Supplier with a Material Safety Data Sheet (MSDS) and toxicity information for the Drug and any other information reasonably available to ORPHAN which relates to the safe conduct of the manufacturing and/or packaging operations to be conducted by Supplier. When and as such information becomes available, ORPHAN shall promptly update such information pertinent to the manufacture and/or packaging of the Drug.

5.2 Manufacture and Supply. During the term of this Agreement, ORPHAN shall purchase from Supplier, and Supplier shall supply ORPHAN and its Affiliates their requirements of the Drug for sale or other distribution in the Territory. Supplier and Orphan agree to cooperate closely to ensure that the Drug meets FDA, European, and Japanese standards and specifications. The International Conference on Harmonisation (ICH) guidelines will be followed for development and manufacturing decisions.

Supplier commits to provide the following kilograms per year for the first three years and will use best efforts to provide any additional quantities that are required:

Year 1 - 75,000 kilograms

Year 2 - 150,000 kilograms

Year 3 - 250,000 kilograms

In the event Supplier is not able to provide quantities required that exceed those stated above, Supplier will no longer be the exclusive supplier in the Territory and will provide technology transfer support per the terms of 5.6 below, to a second supplier chosen by Orphan.

Supplier shall provide or purchase all materials and supplies necessary to manufacture the Drug. Supplier shall manufacture the Drug in accordance with the Specifications, the Validation Protocol and applicable cGMPs and shall package, label and/or otherwise prepare the Drug for bulk delivery to an ORPHAN-designated drug product manufacturer.

5.3 Packaging. Supplier shall furnish all packaging supplies and labels for the Drugs after such materials have been approved by ORPHAN prior to use. All such packaging and labels shall conform to applicable requirements and regulations of FDA or other regulatory authorities in the Territory. Packaging supplies and labels furnished by Supplier hereunder shall be timely approved by ORPHAN prior to use.

5.4 Qualification of Alternate Supplier Manufacturing Site. Supplier will develop a plan for qualification of an alternate Supplier site for manufacture of the Drug within one year of FDA approval of the Drug. If the plan allows for preparation to manufacture in 120 days or less, it will not be executed prior to determination of need. If the timeline for provision of the Drug from an alternate site is greater than 120 days, one year after approval of the Drug for commercial use by the FDA, Supplier agrees to take such actions as are reasonably necessary to qualify a second Supplier manufacturing site in addition to the current facility at Conshohocken, Pennsylvania. Supplier will provide regulatory documentation of processes or activities as required by each country of the Territory within which ORPHAN applies for approval of the Drug. ORPHAN will be responsible for determining the regulatory requirements for each submission. Supplier agrees to provide any additionally required development process testing at terms to be negotiated in good faith by the parties.

5.5 Conditions Requiring Backup Manufacture. Supplier agrees to support the successful transfer of manufacturing technology as set forth in Section 5.6 to a second bulk drug manufacturer chosen by ORPHAN to make, have made, use and sell the Drug if Supplier (a) for a period of at least one hundred fifty (150) days, is unable to manufacture substantially all of ORPHAN’S orders for any reason covered by Section 16.1 hereof, or (b) if Supplier otherwise fails or refuses to meet ORPHAN’S orders for the Drug pursuant to the terms hereof.

5.6 Supplier Responsibility in Transfer of Technology to Back-Up Manufacturer. Subject to the provisions of Section 5.5, Supplier agrees to provide information and qualified personnel (five (5) days maximum) to support the successful transfer of all analytical and manufacturing development, to include know-how and patent processes (the “Background Technology”) and the right to reference any DMF filed with the FDA relating to the Drug. Supplier agrees to render all reasonable technical assistance to the secured contract manufacturer and to provide, at cost if requested, sources of or supplies of raw materials necessary to manufacture the Drug. ORPHAN shall reimburse Supplier for its reasonable out-of-pocket costs incurred in rendering such technical assistance for which ORPHAN prior approval has been obtained for each day in excess of three (3) man-days. In addition, ORPHAN and Supplier will negotiate in good faith any additional time and cost for the successful transfer of manufacture to a backup supplier.

ARTICLE 6	FORECASTS. ORDERS AND DELIVERIES

6.1 Forecasts. ORPHAN shall provide Supplier with forecasts of ORPHAN’S anticipated quarterly requirements of the Drug for distribution and sale in the United States commencing with the twelve (12) month period that begins at the time of an FDA approval. Such forecast will be provided one year in advance of anticipated FDA approval of the NDA and ORPHAN shall update such 12-month forecast on a quarterly basis thereafter. Once FDA approval of the Drug is received, ORPHAN will provide Supplier, prior to the beginning of each calendar quarter, with forecasts of its anticipated requirements of the Drug for the following four calendar quarters. Supplier will provide an annual anticipated schedule for manufacture and will consult with ORPHAN on schedule changes.

(a)	The forecasts provided to Supplier pursuant to this Section 6.1 are for planning purposes only and do not constitute a commitment by ORPHAN to have such or any quantity of Drug manufactured by Supplier or a commitment by Supplier to manufacture any quantity of the Drug for ORPHAN during the calendar year.

(b)	Supplier shall not be required, but will attempt in good faith, subject to its obligation to other customers, to manufacture during any calendar quarter up to one hundred fifty percent (150%) of the quantity of the Drug ORPHAN forecasted it would purchase from Supplier during such quarter in its most recent forecast covering such quarter. Supplier will promptly communicate with ORPHAN as to its ability to produce quantities requested.

(c)	When and as ORPHAN proposes to commence its distribution and sale of the Drug outside the United States, ORPHAN shall supplement its 12- month forecast accordingly to indicate the additional requirements of the Drug for such purposes.

(d)

Supplier acknowledges that accurate forecasts of requirements are inherently difficult for a new pharmaceutical product. ORPHAN acknowledges that if it orders substantially less than forecasted quantities, this can cause hardship to Supplier if it is obligated to reserve capacity needlessly for ORPHAN’S requirements and, as a consequence, foregoes other opportunities. Accordingly, if Supplier anticipates competing demands for its capacity, it will inform ORPHAN at least ninety (90) days in advance, in which case ORPHAN shall have the opportunity to deliver to Supplier a firm commitment for a six-month supply (a “Six Month Commitment”). The consequences of delivery of a Six Month Commitment are that during such six-month period (i) ORPHAN shall be required to purchase not less than

80% of the amount set forth in the Six Month Commitment and (ii) Supplier shall be required to manufacture not more than 120% of such amount. If ORPHAN does not deliver a Six Month Commitment, Supplier may accept other opportunities to use its production capacity, but will nevertheless use its best efforts to produce the Drug in accordance with ORPHAN’S purchase orders in a timely manner. It is agreed that this procedure will be used on an exception basis.

(e)	If Supplier manufactures the Drug with a lead time of more than ninety (90) days, ORPHAN shall not be required to pay any additional storage, or pay for the Drug sooner than as set forth in Section 7.5 nor shall any advance manufacture lead to a violation of the warranty of expiration date set forth in Section 8.1.

6.2 Orders. ORPHAN shall order the manufacturing of the Drug by Supplier pursuant to written purchase orders, including delivery dates, with not less than ninety (90) days lead time prior to the requested delivery dates specified therein. Each purchase order for the Drug shall be in Production Batch sizes or whole multiples thereof. The terms contained in this Agreement shall govern over all purchase orders or sales orders of the Drug hereunder and shall not be varied by the terms of any ORPHAN purchase order or Supplier sales order or invoice. If ORPHAN requires manufacture of the Drug with less than ninety (90) days lead time, Supplier shall use reasonable efforts to accommodate ORPHAN’S requirements. Supplier shall not manufacture the Drug except upon receipt of an ORPHAN purchase order to ensure a supply of the Drug with the maximum expiration dating.

6.3 Late Manufacture and Delivery. When ORPHAN submits a purchase order at least ninety (90) days prior to the required delivery date, Supplier shall confirm delivery upon receipt of this order and provide Orphan with a manufacturing plan detailing timing within fifteen (15) working days. Changes in this manufacturing plan which could affect the timing of deliveries will not be made without the written agreement of ORPHAN. In the event of unexpected delays owing to manufacturing problems associated with the Drug, Supplier will inform ORPHAN immediately and action to be taken will be jointly decided. A failure to provide supply of Drug on schedule will be considered a material breach of this Agreement and Supplier will no longer be the exclusive supplier in the Territory and will provide technology transfer support per the terms of Section 5.6 above, to a second supplier chosen by ORPHAN.

6.4 Delivery of Drug. Supplier shall arrange all shipments of the Drug F.O.B. destination to an ORPHAN designated location to be determined by ORPHAN prior to or upon regulatory approval of the Drug in accordance with reasonable commercial practices and, for shipments to be made in the United States, any applicable U.S. Department of Transportation regulations for pharmaceutical products to ensure against deterioration and damage of the Drug. ORPHAN shall approve any final shipping specifications subject to any stability findings for the Drug.

(a)	Risk of loss of any shipment of the Drug shall pass to ORPHAN upon acceptance of the shipment at the approved destination.

(b)	ORPHAN shall pay (or reimburse) Supplier for any freight charges, taxes, packing costs, export or import duties, and insurance costs incurred by Supplier. Supplier may invoice ORPHAN for any freight charges, taxes, packing costs, export/import duties and insurance costs relating to shipment of the Drug paid by Supplier for ORPHAN’S account immediately upon each shipment of the Drug, provided all such charges or costs fall within the terms and conditions established by ORPHAN with the carrier for such shipment.

(c)	ORPHAN reserves the right to select one or more carriers for shipment of the Drug and to negotiate the terms and conditions for such shipment. Risk of loss of any shipment of the Drug would then pass to ORPHAN upon Supplier’s tender of such shipment to the carrier selected by ORPHAN.

(d)	The quantity of Drug in any shipment may vary from the quantity reflected in the purchase order for such shipment by up to five percent (5%) and still be deemed to be in compliance with such purchase order; provided, however, that ORPHAN shall only be invoiced and required to pay for the quantity actually shipped.

(e)	All Drug shall be shipped in bulk a) using suitable packaging as provided for in the approved NDA, or in other regulatory approvals obtained in the Territory, and b) in accordance with such other contract specifications as may be mutually agreed upon by the parties hereto.

6.5 Finished Bulk Inventory Storage. Supplier agrees to store Drug manufactured for ORPHAN, in quantities of up to 60,000 kg for no longer than three (3) months beyond the purchase order delivery date according to the requirements established through conduct of a stability study program as outlined in Appendix D at a charge included in the Drug Price. ORPHAN will be billed for storage beyond three months at a cost to be negotiated in good faith upon FDA approval. Supplier shall have no responsibility for deterioration of Drug stored in accordance with such requirements.

6.6 Certifications. For each Validation Batch and upon request for Production Batches of the Drug manufactured for ORPHAN hereunder, Supplier shall furnish to ORPHAN at the time of its delivery copies of the following records. Originals are to be retained by Supplier:

(a)	representative samples of such batch for assay and other testing;

(b)	batch records and quality assurance data for such batch; and

(c)	a Certificate of Analysis that such batch conforms to the Specifications and a Certificate of Manufacture which confirms that the Drug was manufactured, tested, and delivered in full compliance with all applicable laws and regulations.

ARTICLE 7	PRICES AND PAYMENTS

7.1 First Contract Year Manufacturing Price. After completion of Stage A of the Technology Transfer/Development Program, Supplier will quote the Drug Price that ORPHAN shall pay to Supplier for any orders of the Drug manufactured during the first Contract Year (including, if applicable, Validation Batches and any quantities ordered prior to the first Contract Year) as set forth in the Validation Protocol. The Drug Price for the first Contract Year shall be no higher than the maximum Drug Price estimate set forth in Appendix H for the volume range which is appropriate unless assumptions listed in

Appendix H are no longer valid. The Drug Price for the first Contract Year will be lower than the maximum Drug Price estimate contained in Appendix H to the extent that there are improvements in the Manufacturing Cost thereof from the assumptions for Manufacturing Costs set forth in Appendix H and determined during the Technology Transfer/Development Program for the volume range appropriate.

7.2 Annual Price Adjustment Notification. At least sixty (60) days prior to the end of the first Contract Year of this Agreement and each Contract Year thereafter, Supplier shall notify ORPHAN of the proposed Drug Price for the next succeeding Contract Year provided, however, that the proposed Drug Price for each new Contract year shall be equal to the then current price increased or decreased by the percentage amount of the actual increase or decrease in the Manufacturing Cost for the Drug from the first day to the last day of the preceding twelve (12) month period; provided, however, (a) that the percentage amount of any such increase in Manufacturing Cost may not exceed the percentage increase in the Producer Price Index for Finished Goods, (PPI) issued by the Bureau of Labor Statistics, U.S. Department of Labor, or comparable successor index, during the twelve (12) month period ending with the most recent month for which published monthly statistics are available as of the first day of such new price year, and (b) that ORPHAN will receive prior notification. Any increase or decrease in Drug Price shall be applicable only to those Production Batches of the Drug for which the production process is begun after the change in cost becomes effective and shall remain in effect until another price change becomes applicable.

In the event the cost of methanol increases by more than 50% within a single contract year, the Drug Price may be adjusted by the amount of the actual increase for that year. Likewise, if the cost of methanol decreases by more than 50% within a single contract year, the Drug Price will be adjusted down by the amount of the actual decrease for that year. Any adjustments made as a result of methanol price increases or decreases are separate from and in addition to the annual price adjustments described above.

7.3 Justification of Price Increases. Supplier shall substantiate, upon ORPHAN’S request, Supplier’s price increases for the Drug for any Contract Year.

Supplier shall keep full and accurate books and records of account containing all particulars that may be necessary for the purpose of calculating the Manufacturing Cost of the Drug, including Supplier’s Acquisition Cost for any raw materials used in manufacturing the Drug. ORPHAN may, upon reasonable notice to Supplier and at ORPHAN’S expense, have an independent public accountant reasonably acceptable to Supplier conduct, during normal business hours, an examination of Supplier’s books and records to verify the basis of such increases of the Drug Price for any Contract Year or Contract Years. If Supplier has increased Drug Price based on a claimed increase in Manufacturing Cost to ORPHAN in excess of five percent (5%) above what such independent certified public accountant finds to be justifiable for any Contract Year, or Contract Years, Supplier shall reimburse ORPHAN’S reasonable cost and expenses of such examination. In no event shall the Manufacturing Cost with respect to any period be audited more than once. The independent public accountant used to conduct such audit shall enter into a confidentiality agreement satisfactory to Supplier and shall provide ORPHAN only with its conclusions.

7.4 Cost Reductions Through Process Improvements. To encourage active and open consideration of Manufacturing Cost reductions, it is agreed that 65% of a cost reduction benefit will be provided to the party that determines how to reduce cost. After the pilot campaign, the pricing offered shall be considered applicable to the process as then practiced (the “Baseline Process”). Any subsequent improvements which lead to realized manufacturing cost reductions shall be shared by Supplier and ORPHAN according to the formula 65% to that party proposing the improvement and 35% to the other party. Proposals for improvement will be outlined in writing or communicated verbally and will detail how the improvement should be realized. In the event of improvements developed through a joint collaboration where the originator is unclear, improvements will be shared 50% to each party. This sharing of benefits will come into effect only after (i) full amortization of the capital investment (if any) made necessary to implement the cost improvement and (ii) full amortization of the associated development costs (including without limitation, laboratory and validation work, engineering costs, and any associated regulatory costs.) After realization of improvements and application of this mechanism, the Baseline Process will be redefined and. the same calculation will be applied to any subsequent Manufacturing Cost reductions.

7.5 Invoice Payment. Payment for each lot of the Drug shall be due net thirty (30) days from the date of the invoice therefor, provided that no invoice shall be dated prior to the date of actual release of the Drug reflected therein. ORPHAN will accept title to the Drug at the earlier of (a) when risk of loss passes pursuant to Section 6.4, and (b) the date of the payment of the invoice thereof. Supplier will retain liability for the safe keeping of the Drug until delivery of shipment FOB destination.

ARTICLE 8	REPRESENTATIONS, WARRANTIES AND INSPECTIONS

8.1	Representations and Warranties.

(a) ORPHAN represents and warrants to Supplier that:

(i) The execution of this Agreement and the performance by ORPHAN of its obligations hereunder have been duly authorized by all necessary corporate action and are within the power and authority of ORPHAN; and

(ii) The processes transferred to Supplier by ORPHAN pursuant to the Technology Transfer/Development Program do not infringe any Third Party patents, copyrights, trademarks, trade secrets or other Third Party intellectual property rights.

(b) Supplier represents and warrants to ORPHAN that:

(i) The execution of this Agreement and the performance by Supplier of its obligations hereunder have been duly authorized by all necessary corporate action and are within the power and authority of Supplier;

(ii) Subject to ORPHAN’S warranty set forth in Section 8.1 (a)(ii), Supplier warrants that no Third Party patents, copyrights, trademarks, trade secrets or other Third Party intellectual property rights will be infringed by Supplier’s performance of its obligations under this Agreement;

(iii) Supplier shall not use in any capacity persons, or the services of persons that are debarred, are on the Debarment List, or that have been convicted of actions that could lead to debarment as described in Section 306(a) and (b) of the Federal Food, Drug, and Cosmetic Act;

(iv) at the time of its delivery to a designated drug product manufacturer or other ORPHAN designated location, each Production Batch of the Drug manufactured by Supplier will:

(A) have an expiration date at the time of shipment equal to that approved by the FDA, via the initial NDA submission or via extended stability study data subsequently submitted;

(B) conform to the Specifications and will be stored under proper conditions ;

(C) have been manufactured in conformance with the Validation Protocol and the DMF or NDA CMC Section on file with the FDA for manufacture of the Drug at Supplier’s facilities and in compliance with all other applicable laws and regulations, including, without limitation, the then-current FDA GMP’s;

(D) not to be adulterated or misbranded by Supplier within the meaning of the FD&C Act, as amended, or be an article which may not be introduced into interstate commerce under Sections 404 or 505 of such Act. This guarantee shall be continuing and shall be applicable to any Drug shipped by Supplier to a drug product manufacturer or any other ORPHAN designated location before receipt by ORPHAN of written notice of revocation thereof;

(E) be free from all liens and encumbrances of any kind provided, however, THE WARRANTIES SET FORTH HEREIN ARE EXPRESSLY IN LIEU OF AND EXCLUDE, AND SUPPLIER EXPRESSLY DISCLAIMS AND NEGATES ALL OTHER WARRANTIES, EXPRESSED OR IMPLIED, ARISING BY OPERATION OF LAW OR OTHERWISE, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

8.2 ORPHAN Inspection Rights. ORPHAN shall have the following inspection rights with respect to Supplier’s manufacture of the Drug:

(a)	During the Technology Transfer/Development Program, upon five (5) days’ prior written notice, ORPHAN’S authorized representatives may, during normal business hours, inspect Supplier’s facilities at which the Technology Transfer/Development Program is being conducted to monitor the progress of the Technology Transfer/Development Program. Supplier shall provide all data and records relating to the conduct of the Technology Transfer/Development Program reasonably requested by ORPHAN’S authorized representatives.

(b)	Prior to commencement of manufacture and/or packaging of the Drug and at least once during each Contract Year, upon five (5) day’s prior written notice, ORPHAN’S authorized representatives may, during normal business hours, review Supplier’s governmental licenses and permits relating to the facilities and operations utilized by Supplier in the manufacture and/or packaging of the Drug.

(c)	ORPHAN’S authorized representatives may inspect Supplier’s manufacturing facilities during each production run of the Drug and at any other time upon reasonable notice to Supplier to audit any manufacturing, packaging, storage, and testing operations that ORPHAN deems reasonably appropriate to confirm that each batch of Drug has been manufactured, handled, and stored in accordance with the terms hereof. Upon ORPHAN’S request, Supplier shall notify ORPHAN at least thirty (30) days in advance of any production run of the Drug.

(d)	Supplier shall provide ORPHAN’S authorized representatives with copies of all data and records relating to (i) process validation for the Drug including, without limitation, validation of associated automated systems, information systems and any other systems associated with process control, promptly after completion thereof and, promptly thereafter, following any revalidation; and (ii) the production of the Drug, including, without limitation, raw materials, additional validations, production batch records, packaging components, stability data and quality assurance records.

(e)	Supplier shall keep ORPHAN updated on Supplier’s internal audit and approval process for raw material suppliers, including, without limitation, an annual review of Supplier’s audit reports of suppliers for materials to be used in the manufacture of the Drug.

(f)	ORPHAN shall perform assays on samples from each Production Batch of the Drug and may perform such other tests as ORPHAN deems necessary or appropriate from any production run of the Drug manufactured for ORPHAN hereunder, and, without charge, Supplier shall furnish such samples, the analytical methodology and specifications relating thereto approved by FDA or other appropriate regulatory authorities and other testing materials as ORPHAN may reasonably request for such purposes.

(g)	ORPHAN’S authorized representatives who are to conduct inspection or to review any Supplier records pursuant to this Section 8.3 shall execute a nondisclosure agreement substantially in the form attached hereto as Appendix E prior to conducting such inspections or reviewing such records.

8.3 Regulatory correspondence and Inspections. Supplier shall promptly inform ORPHAN of any regulatory correspondence or inspection with respect to Supplier’s manufacture of the Drug as follows:

(a)	Supplier shall provide ORPHAN with copies of any correspondence and other documentation received or prepared by Supplier in connection with the manufacture and testing of the Drug in the Territory, including, but not limited to, copies of the proposed NDA (but only of those portions for which Supplier is responsible) and of the potential DMF for the Drug and of annual submissions to the FDA and other regulatory authorities in the Territory. Copies of all such correspondence or other documentation prepared by Supplier shall be reviewed and approved by ORPHAN prior to its submission.

(b)

If Supplier receives any regulatory correspondence or comments from any federal, state, or local regulatory agency in connection with its manufacture of the Drug requiring a response or action by Supplier, including, without limitation, receipt of an FDA Form 483 (Inspectional Observations) or an FDA “Warning Letter”, Supplier shall immediately provide ORPHAN with a copy of each such regulatory correspondence or comment and a copy of

Supplier’s proposed response thereto for ORPHAN’S review and approval prior to its submission if Supplier’s manufacture of additional products are not involved. In cases where Supplier’s manufacture of additional products are involved, a good faith effort will be made to reach joint approval within an appropriate timeframe.

(c)	If Supplier’s manufacturing facility is inspected by representatives of any federal, state, or local regulatory agency in connection with Supplier’s manufacture of the Drug, including, but not limited to, any pre-NDA approval inspection by the FDA, Supplier shall notify ORPHAN within one (1) working day (by telephone and, if possible, by fax or letter) upon learning of such inspection, and shall supply ORPHAN with copies of any correspondence or portions of correspondence which relate to such regulatory inspection. ORPHAN may send representatives to Supplier’s manufacturing facility to observe any portion of such regulatory inspection relating to the Drug.

ARTICLE 9	ACCEPTANCE. REJECTION. AND CLAIMS

9.1 Acceptance and Rejection. Each shipment shall be considered to conform to the Specifications and the other warranties set forth in Section 8.1(b) unless ORPHAN gives Supplier notice in writing that it does not consider a particular shipment to conform, together with supporting documentation, within ninety (90) days of receipt of such shipment (or, in the case of nonconformity that could not be reasonably discovered by ORPHAN’S analysis within thirty (30) days of such discovery). ORPHAN will analyze (or cause to be analyzed by its designated product manufacturer) each shipment of Drug using the validated methods approved by FDA for release of Drug. Such testing will be done for acceptance or rejection of the lot. If ORPHAN gives Supplier such notice, Supplier shall thereupon be given access to the shipment in question to conduct its own analysis thereof, and the parties will endeavor to agree amicably as to whether or not the shipment does conform to the Specifications and such other warranties and, if not, whether such non-compliance was due any action or inaction on the part of Supplier.

In the event that the parties are unable to agree as to whether or not the shipment conforms with the Specifications or other warranty, the question will be submitted to an independent quality control laboratory as the parties may mutually agree upon. Cost for the independent quality control laboratory shall be borne by the party whose results are shown by such laboratory to have been wrong. During the pendency of a dispute that requires settlement by an independent laboratory under this section, if requested to do so by ORPHAN, Supplier will replace the portion of such shipment under dispute until such dispute is resolved.

9.2 Rejected Shipments. If the nonconformity in a rejected shipment of the Drug was due to any action or inaction of ORPHAN, its carrier or its designated drug product manufacturer subsequent to delivery (F.O.B. destination) of the Drug by Supplier, Supplier shall have no liability for such rejected shipment. If the nonconformity in a rejected shipment of the Drug was due to any action or inaction of Supplier prior to shipment delivery (F.O.B. destination), Supplier at its cost shall either credit ORPHAN for the full Manufacturing Cost of such shipment or replace it with a conforming shipment within thirty (30) days of the notice of rejection. Such credit or replacement will be ORPHAN’S sole remedy for such rejected Drug provided Supplier provides replacement or credit within thirty (30) days of notice of rejection.

9.3 Disposal; Return Material Authorization. If ORPHAN expects to make a claim against Supplier with respect to a rejected shipment of the Drug, ORPHAN shall not dispose or allow the disposal of such Drug shipment without the express written authorization and instructions of Supplier. ORPHAN or any ORPHAN designated drug product manufacturer shall not return any rejected shipment of the Drug to Supplier without a Return Material Authorization (“RMA”) from Supplier (Appendix F). Upon written request of ORPHAN or the ORPHAN designated drug product manufacturer, as the case may be, Supplier shall promptly issue a RMA for any rejected shipment, provided, however, appropriate samples may be retained as evidence of the basis for such rejection.

9.4 Product Recalls. Each party shall promptly notify the other party if any batch of the Drug is alleged or proven to be the subject of a recall, market withdrawal or correction ordered by the FDA or any other regulatory authority in the Territory. The parties shall cooperate in good faith to handle and dispose of such recall, market withdrawal or correction; provided, however, that in the event of a disagreement as to any matters related to such recall, market withdrawal or correction, ORPHAN’S decision shall prevail. ORPHAN shall bear all the costs of any such recall, market withdrawal or correction unless such recall, market withdrawal or correction was the result of Supplier’s breach of any of its representations and warranties set forth in Article 8 above, in which case Supplier shall bear all costs of such recall, market withdrawal, or correction. Supplier will not bear the cost for recalls made as a result of errors that could have been detected by Orphan through acceptance and rejection testing as outlined in Article 9.

ARTICLE 10	INDEMNIFICATION

10.1 Supplier’s Indemnification to ORPHAN. Subject to Suppliers warranty and ORPHAN’S compliance with its obligations in Section 10.3 hereof, Supplier hereby indemnifies, defends, and holds ORPHAN and its directors, officers, employees, agents, and Affiliates harmless against any and all losses, damages, expenses, reasonable attorneys’ fees (regardless of outcome), settlement costs and judgments arising out of or resulting from Supplier’s material breach of any of its representations or warranties under Article 8 above, including, but not limited to, development, manufacture, testing, shipping, storage, delivery and/or other handling or processing of the Drug, except to the extent that such losses, damages, expenses, fees, settlement costs and judgments result from the material breach by ORPHAN of its covenants or warranties under this Agreement or the negligence or willful misconduct of ORPHAN, its employees or agents. Supplier shall defend and indemnify ORPHAN for any injuries or claims of injuries which may arise during manufacturing of the Product.

10.2 ORPHAN Indemnification of Supplier. Except as provided in Section 10.1 above, and subject to Supplier’s compliance with its obligations in Section 10.3 hereof, ORPHAN hereby indemnifies, defends, and holds Supplier and its directors, officers, employees, agents and Affiliates harmless against any and all claims, losses, damages, expenses, reasonable attorneys’ fees (regardless of outcome), settlement costs and judgments (a) to which Supplier may be subject with respect to the Drug, except those which arise under facts and circumstances pursuant to which Supplier would be required to indemnify ORPHAN under the provisions of Section 10.1, or (b) arising out of or resulting from any subsequent formulation, repackaging, distribution or other use of the Drug supplied hereunder, including third party liability claims relating thereto.

10.3 Indemnification Procedures. A party (the “Indemnitee”) which intends to claim indemnification under this Article 10 shall promptly notify the other party (the “Indemnitor”) in writing of any action, claim or other matter in respect of which the Indemnitee or any of its directors, officers, employees, agents or Affiliates intend to claim such indemnification. The Indemnitee shall permit, and shall cause its directors, officers, employees, agents and Affiliates to permit, the Indemnitor, at its discretion, upon providing the Indemnitee with a written acknowledgment of full and complete responsibility for the indemnification of the Indemnitee with respect to any such action, claim or other matter, to settle any such action, claim or other matter; and to complete control of such defense or settlement by the Indemnitor; provided, however, that such settlement shall not adversely affect the Indemnitee’s rights hereunder or impose any obligations on the Indemnitee in addition to those set forth herein in order for it to exercise such rights. No such action, claim or other matter shall be settled without the prior written consent of the Indemnitor, and the Indemnitor shall not be responsible for any legal fees or other costs incurred other than as provided herein. The Indemnitee, its directors, officers, employees, agents and Affiliates at the Indemnitor’s expense shall cooperate with the Indemnitor and its legal representatives in the investigation and defense of any action, claim or other matter covered by this indemnification. The Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and at its own expense.

ARTICLE 11	INVENTIONS AND PATENTS

11.1 Inventions by Supplier. Supplier hereby assigns, releases, and transfers to ORPHAN its entire right, title and interest in and to any invention, discovery or improvement relating to the Drug (whether patentable or not) made or conceived by Supplier employees or contractors, including, without limitation, manufacturing, manufacturing processes and procedures, analytical process, procedure or method, analytical results, and any route(s) of synthesis provided, however, ORPHAN hereby grants to Supplier a paid-up, worldwide, nonexclusive, nontransferable license to use patented inventions, discoveries, or improvements (a) for purposes of this Agreement, (b) for Supplier’s and internal research and development purposes, (c) for Supplier’s non pharmaceutical commercial purposes and (d) with other non-competitive pharmaceutical compounds used in different therapeutic classes.

11.2 Inventions by ORPHAN. ORPHAN shall own all right, title and interest in and to any invention, discovery or improvement relating to the Drug (whether patentable or not) made or conceived solely by ORPHAN employees or by any ORPHAN contractor other than Supplier, including, without limitation, any manufacturing or analytical process, procedure or method or any source of synthesis given to Supplier.

11.3 Supplier shall promptly disclose to ORPHAN any and all inventions, discoveries and improvements relating to the Drug (collectively “Inventions”), by Supplier’s employees or contractors, either alone or together with ORPHAN’S employees or contractors, and shall assign all its interests to ORPHAN or its designee in accordance with Section 11.1. Supplier shall execute at ORPHAN’S expense any assignments, applications or other instruments or documents reasonably requested by ORPHAN in accordance with this Article 11 and, at ORPHAN’S expense, give testimony which shall be deemed necessary to apply for and obtain Letters Patent of the United States or of any other country and otherwise to perfect ORPHAN’S interest therein. Supplier’s and ORPHAN’S obligations hereunder shall survive termination of this Agreement. All data obtained in the Technology Transfer/Development Program and the stability program described in Appendix D—Requirements for Stability Studies, are the property of ORPHAN and cannot be used without its consent except for the performance by Supplier of its obligations hereunder.

ARTICLE 12	TRADEMARKS

12.1 ORPHAN Trademarks. ORPHAN may originate, select and apply to register one or more trademarks (“ORPHAN Trademarks”) under which the Drug will be sold and distributed by ORPHAN or its Affiliates and distributors. ORPHAN shall own all right, title, and interest in the ORPHAN Trademarks, subject to the limited license granted to Supplier in this Article 12. ORPHAN shall be solely responsible for all prosecution, defense, maintenance and costs relating to the ORPHAN Trademarks.

12.2 Limited Trademark License. ORPHAN hereby grants Supplier a paid-up, worldwide, nonexclusive, nontransferable license to the ORPHAN Trademarks solely for purposes of manufacturing and distributing the Drug under this Agreement. Supplier shall comply with ORPHAN’S standard policies and procedures for the use of the ORPHAN Trademarks and shall furnish ORPHAN with copies of any packaging, or other materials incorporating the ORPHAN Trademarks for ORPHAN’S review and approval prior to any use thereof. Supplier shall make any changes or additions reasonably requested by ORPHAN to comply with ORPHAN’S standard policies and procedures for the use of the ORPHAN Trademarks. Upon termination of this Agreement, Supplier shall promptly cease any use of the ORPHAN Trademarks.

12.3 Limitations. Supplier shall not use, or assert any claims to, any of the ORPHAN Trademarks or any trademark confusingly similar to any ORPHAN Trademarks, provided that ORPHAN shall not choose a trademark which is the same as, or confusingly similar to, a trademark previously used by Supplier.

12.4 Infringement. Supplier shall promptly notify ORPHAN if Supplier knows or reasonably suspects that a Third Party is infringing any ORPHAN Trademark and shall provide ORPHAN with any evidence thereof. At ORPHAN’S expense, Supplier shall reasonably cooperate in any investigation or other legal action with regard to such infringement.

ARTICLE 13	CONFIDENTIALITY

13.1 Proprietary Information. During the term hereof and for a period of five (5) years thereafter, any Proprietary Information disclosed by the one party (the “Disclosing Party”), directly or indirectly, to the other party (the “Receiving Party”) under this Agreement shall be deemed confidential and trade secret information, whether so designated or not, and shall not be disclosed by the Receiving Party to any Third Party, except as set forth below. Access to such Proprietary Information will be limited to employees, agents, consultants or contractors of the Receiving Party who reasonably require such Proprietary Information for purposes of performing the Receiving Party’s obligations hereunder and who are bound to the Receiving Party by similar obligations in respect of confidentiality and use. Such employees, agents, consultants or contractors will be advised of the nature and existence of the undertakings in respect of such Proprietary Information pursuant to this Agreement and of the applicability of such undertakings to them. The Receiving Party will use such Proprietary Information only to carry out its obligations or to exercise its rights hereunder and will not use such Proprietary Information for its own benefit or for the benefit of others or in any way inconsistent with this Agreement.

13.2 Exceptions. Information shall not be deemed Proprietary Information which:

(a)	at the time of disclosure, is already in the public domain or thereafter becomes part of the public domain by publication or otherwise through no fault or act of the Receiving Party;

(b)	was demonstrably in the possession of the Receiving Party prior to the time of the disclosure to it and was not acquired, directly or indirectly, from the Disclosing Party;

(c)	is independently disclosed to the Receiving Party by a third party who has not violated any confidential obligation owed to the Disclosing Party;

(d)	was independently developed by the Receiving Party without any use of or reliance on any Proprietary Information of the Disclosing Party;

(e)	is required to be disclosed by legal process; provided that, in each case the party so disclosing information timely informs the other and uses its best efforts to limit the disclosure and maintain confidentiality to the extent possible and permits the other party to attempt by appropriate legal means to limit such disclosure;

(f)	is information which is required to be included in patent applications filed hereunder or required to be provided to the FDA or any other regulatory authority in the Territory in order for ORPHAN or Supplier to obtain Registrations for the Drug or otherwise to comply with applicable regulatory requirements, or for Supplier to manufacture the Drug for ORPHAN hereunder; provided, however, that no Proprietary Information of ORPHAN or Supplier will be disclosed in any such patent application without the prior written consent of the other Disclosing Party, which consent will not be unreasonably withheld; or

(g)	is information which is required to be disclosed to customers, users, and prescribers of the Product or which is reasonably necessary to disclose in connection with the ethical marketing of the Product, if applicable.

13.3 Disclosure by the Receiving Party to a Third Party shall be made only to the extent necessary to enable the Receiving Party to comply with its contractual obligations to the disclosing party.

13.4 Each Third Party to which Proprietary Information is disclosed other than a governmental agency will agree in writing prior to such disclosure to keep the Proprietary Information in strict confidence and to comply with the terms of this Article 13.

13.5 Both parties agree to limit access of Proprietary Information to those of its officers, directors, or employees, or any Third Party who must have Proprietary Information to carry out the terms of any agreement made between the parties.

13.6 Neither party shall utilize the Proprietary Information disclosed to it by the Disclosing Party after the completion of the Agreement between the parties, either in its own development work or for commercial purposes, without advance written consent of the Disclosing Party.

13.7 The party receiving Proprietary Information will obtain no right or license of any kind under any patent applications, patent or otherwise by reason of this Agreement and all Proprietary Information will remain the sole property of the Disclosing Party unless provided otherwise in this Agreement.

13.8 Except as otherwise required by law, applicable regulations or the terms of this Agreement or mutually agreed upon by the parties hereto, each party shall treat as confidential the terms, conditions, and existence of this Agreement.

13.9 Prior Confidentiality Agreement. The Confidentiality Agreement between the parties hereto dated February 27, 1996, is hereby superseded and terminated. Any disclosure of Proprietary Information by either party pursuant to such Confidentiality Agreement shall be deemed to have been made hereunder and shall be subject to this Article 13.

13.10 Terms of Agreement; Press Releases. Except as otherwise required by law or the rules and regulations of any stock exchange on which a party’s securities may be publicly traded or in disclosures made in confidence to a party’s professional or financial advisors, applicable regulations or the terms of this Agreement or mutually agreed upon by the parties hereto, each party shall treat the terms, conditions and existence of this Agreement as Proprietary Information. The parties shall cooperate in good faith in the preparation of any press releases or other public disclosures of their business relationship, and neither party shall issue any such press release or other disclosure without the prior approval of the other party, which approval shall not be unreasonably held.

ARTICLE 14	TERM OF AGREEMENT

14.1 Unless sooner terminated pursuant to Article 15 below, the initial term of this Agreement shall commence on the Effective Date and end upon expiration of the third (3rd) Contract Year. Supplier and ORPHAN may mutually agree to extend this Agreement on a for one or more additional three year terms. Supplier or ORPHAN must provide a written notice of intent to terminate the Agreement at least eighteen (18) months prior to the expiration of the initial or any extended term. All references herein to “term of this Agreement” shall be deemed to include both the initial and any extended terms.

ARTICLE 15	TERMINATION

15.1 Termination by Either Party. In addition to any other legal or equitable remedies it may have, either party may terminate this Agreement prior to the expiration of the term of this Agreement upon ten (10) days’ written notice to the other party:

(a)	If the other party breaches any material term or condition of this Agreement, including any term or condition in any appendix attached hereto, provided such other party has not cured such breach within thirty (30) days of written notice thereof; provided, further, that if at the end of such thirty (30) day period the party in breach is making a good faith effort to cure, a reasonable time thereafter (not to exceed an additional thirty (30) days) shall be allowed for such cure.

(b)	If the other party is declared bankrupt or insolvent, or makes an assignment for the benefit of its creditors, or if a receiver is appointed or any proceedings are commenced, voluntary or involuntary, by or against either party under any bankruptcy or similar law, and such status is not cured within thirty (30) days from its occurrence.

(c)	If an event of force majeure continues for more than six (6) months, either party, at its option, may elect to treat such continued suspension of performance as a material breach and may terminate this Agreement.

15.2 Termination by ORPHAN. In addition to any other legal or equitable remedies it may have, ORPHAN may terminate this Agreement upon thirty (30) days’ written notice to Supplier:

(a)	If the minimum requirements for the Drug or the timeframes for performance set forth in Appendix A hereto are not met by Supplier and no amendment thereof is acceptable to ORPHAN; or

(b)	If ORPHAN determines, in its sole discretion, not to proceed further with the investigation of the Drug for the treatment of narcolepsy or any other indication.

15.3 Termination by Supplier. In addition to any other legal or equitable remedies it may have. Supplier may terminate this Agreement upon thirty (30) days’ written notice to ORPHAN if in the course of performing Stage A, Supplier determines that solely, in order to manufacture the Drug under the terms of this Agreement, it will have to make a capital investment in excess of $100,000. Replacement of machinery as a result of ordinary wear and tear is excluded from this amount.

15.4 Effects of Expiration or Termination. Upon expiration or termination of this Agreement for any reason:

(a)	Supplier shall manufacture and ship, and ORPHAN shall purchase, Production Batches of the Drug ordered by ORPHAN prior to the effective date of such expiration or termination.

(b)	Supplier shall continue to provide manufacturing and quality assurance support and support of the stability studies for the Drug until the expiration date of the last production Batch of the Drug purchased by ORPHAN hereunder or the date required by any applicable law or regulation in the Territory, whichever is later, provided, however, if ORPHAN terminates this Agreement, ORPHAN shall reimburse Supplier for the actual costs of any required support of the stability studies.

(c)	Supplier shall take all steps reasonably requested by ORPHAN to confirm the assignment to ORPHAN all of Supplier’s right, title and interest in the Inventions, including, without limitation, to execute or cause its employees or contractors to execute such documents as may be reasonably requested by ORPHAN to vest all such right, title and interest in such Inventions in ORPHAN, provided ORPHAN shall pay all reasonable expenses, including any of time and travel of Supplier’s employees, in connection with steps.

(d)	Each party shall return to the other party any Proprietary Information of the other party except for one (1) archival copy as may be required for purposes of compliance with any FDA regulation or other applicable law or regulation in the Territory.

15.5 Survival. The provisions of Articles 4 (Marketing Rights), 7 (Prices and Payments), 8 (Representations, Warranties, and Inspections), 9 (Acceptance, Rejection and Claims), 10 (Indemnification), 11 (Inventions and Patents), 12 (Trademarks), 13 (Confidentiality), 14 (Term of Agreement), 15 (Termination), 16 (Force Majeure), 17 (Dispute Resolution) and 18 (Miscellaneous) shall survive the expiration or termination of this Agreement and shall remain in full force and effect in accordance with the terms thereof.

ARTICLE 16	FORCE MAJEURE

16.1 Events of Force Majeure. Either party shall be excused from the performance of its obligations in the event such performance is prevented by a cause beyond the reasonable control of such party, including, without limitation, any act of God; regulation or law of any government or an agency thereof; war; insurrection or civil commotion; earthquake, tornado, fire, flood or storm; epidemic; or failure of suppliers, public utilities or common carriers. Such excuse shall continue as long as the condition preventing the performance continues. Upon cessation of such condition, such party shall promptly resume performance hereunder.

16.2 Notice. A party affected by an event of force majeure shall give the other party prompt written notice of the occurrence of any event of force majeure and the nature and duration thereof. An affected party shall use all reasonable efforts to resume performance as quickly as possible and to give the other party prompt written notice when it is again fully able to perform such obligations. If Supplier is the affected party, such notice of resumption of performance shall state the quantities of Drug manufactured but not shipped by Supplier due to any event of force majeure and the expiration dates thereof.

16.3 Cover. During any suspension of performance by Supplier under Section 16.1 above, ORPHAN may, at its option, purchase elsewhere the quantities of the Drug ORPHAN has ordered which Supplier is unable to deliver.

16.4 Short Supply Allocation. If Supplier is unable to supply all of ORPHAN’S orders for the Drug hereunder in a timely manner, Supplier shall equitably allocate its available resources and production capacity among ORPHAN and Supplier’s other customers and internal needs, taking into consideration the respective requirements of each of the parties during a reasonable time period prior to allocation and their requirements during the allocation period.

ARTICLE 17	DISPUTE RESOLUTION

17.1 Negotiation. The parties intend that any dispute, controversy or claim arising out of or relating to this Agreement, or any breach thereof, shall be resolved under the procedures set forth in this Section, including, as a final method of resolution, binding arbitration. The amount involved in any such dispute, controversy, or claim shall be conclusively determined for the sole purpose of determining whether such dispute, controversy, or claim is subject to the provisions of this Article 17, by the amount set forth in an initial letter from the party making the claim to the other party.

17.2 Mediation. If attempts to resolve the dispute pursuant to Section 17.1 are unsuccessful, before commencing arbitration, mediation shall be conducted by a single mediator appointed by mutual agreement of the parties. The mediator shall not have the power to bind the parties to the resolution. The mediation session shall take place in New York, New York , on two (2) consecutive business days and shall be attended by a representative of each party with full authority to settle the matter, along with any other representatives reasonably necessary to discuss and address the issues involved in the Dispute. On the first day of mediation, each party shall be allotted a maximum of four (4) hours with other representatives necessary to discuss and address the issues involved in the Dispute to state its views of the Dispute to the mediator and to the other party. On the second day of mediation, the parties shall attempt to resolve the Dispute with the aid of the mediator in a format agreed to by the parties or imposed by the mediator. If the parties cannot agree upon a mutually acceptable mediator within ten (10) days of the end of the 30-day negotiation period in Section 17.1 or if the Dispute is not resolved by mediation within ten (10) days after completion of the mediation session, either party may give notice in writing that the Dispute shall be decided by final and binding arbitration.

17.3 Arbitration. Final and binding arbitration of any Dispute shall be conducted in Minneapolis, Minnesota, before three (3) arbitrators selected by mutual agreement of the parties or, if no such agreement is possible, appointed by the American Arbitration Association (“AAA”). The arbitration shall be conducted in accordance with the AAA Commercial Arbitration Rules then in effect, subject to the modifications set forth below, and judgment upon the award may be entered in any court of competent jurisdiction. At least one arbitrator shall have experience in the pharmaceutical industry, and at least one arbitrator shall be an attorney with experience in pharmaceutical industry licensing and contractual matters. The arbitration shall be closed to any Third Party. Notwithstanding any provision to the contrary in the AAA’s Commercial Arbitration Rules, the parties hereby stipulate that any arbitration hereunder shall be subject to the following special rules:

(a)	Each party shall have the right to request from the arbitrators, and the arbitrators shall order upon good cause shown, reasonable and limited pre-hearing discovery as permitted in civil matters in the courts of Minnesota, , including (i) exchange of witness lists, (ii) depositions under oath of named witnesses, (iii) written interrogatories, and (iv) document requests;

(b)	If a party is asked to reveal material in the arbitration which the party considers to be Proprietary Information, the party shall bring the matter to the attention of the arbitrators, who shall make such protective orders as are reasonable and necessary;

(c)	Upon conclusion of the pre-hearing discovery, the arbitrators shall promptly hold a hearing upon the evidence to be presented by the parties and shall promptly render a written opinion and award but in no event later than sixty (60) days after the conclusion of the hearing.

(d)	The arbitrators shall not add to, detract from, or alter the provisions of the Agreement of any applicable law or rule of civil procedure;

(e)	The arbitrators my not award or assess punitive damages against either party;

(f)	The arbitrators may require either party to specifically perform its obligations under this Agreement; and

(g)	Each party shall bear its own costs and expenses of the arbitration and one-half (1/2) of the fees and costs of the arbitrators, subject to the power of the arbitrators, in their sole discretion, to award all such reasonable costs, expenses and fees, including, without limitation, attorney’s fees, to the prevailing party.

ARTICLE 18	MISCELLANEOUS

18.1 Choice of Law. This Agreement shall be governed by and interpreted in accordance with the laws of Minnesota, without regard to its conflict of laws provisions and the courts of Minnesota shall have exclusive jurisdiction over all matters arising out of this agreement.

18.2 Notices. Any and all notices provided for shall be sent to the respective parties at the following addresses by certified or registered mail or sent by a national courier service with proof of delivery, by personal delivery or by facsimile with an electronic and verbal confirmation of receipt:

If to Supplier:	General Manager

Special Fine Chemicals

Lonza Inc.

Corporate Headquarters

17-17 Route 208

Fairlawn, New Jersey 07410-2821

Fax: (201)794-2695

If to ORPHAN:	Harry Cook

Orphan Medical, Inc. 3911

Ridgedale Drive Minnetonka,

Minnesota 55305

Fax: (612)541-9209

with a copy to each President’s office, or to such other addresses as may be subsequently furnished by one party to the other in writing. Any such notice shall be deemed effective three (3) days after mailing or upon receipt if sent by courier service, personal delivery or facsimile.

18.3 Severabilitv. If any term or condition of this Agreement is found by a court of competent jurisdiction in a final unappealed or unappealable order to violate the provisions of any applicable statute, law or regulation, the remainder of this Agreement shall remain in full force and effect. The parties shall then negotiate in good faith to modify this Agreement, but only to the extent necessary to make the affected term or condition of this Agreement valid and enforceable, having full regard for applicable laws and the intent and purposes of the parties entering into this Agreement.

18.4 Integration; Amendment. This Agreement and all appendices hereto constitute the entire agreement between the parties relating to the subject matter of this Agreement and supersedes all prior agreements, representations, and understandings. This Agreement may not be amended, modified, or varied except in writing signed by a duly authorized representative of each party. In the event of a conflict between the terms of this Agreement, and any appendix hereto, the terms of this Agreement shall control.

18.5 Assignment. Neither party may assign this Agreement without the prior written consent of the other party except that either ORPHAN or Supplier may assign this Agreement (a) to an Affiliate or (b) in connection with the sale or transfer of all or substantially all of the assets of such party or the division of such party manufacturing or marketing of the Drug, as the case may be, provided, however, any permitted assignee shall assume all obligations of its assignor under this Agreement. Any purported assignment in violation of the foregoing sentence shall be null and void. No assignment shall relieve either party of responsibility for the performance of any accrued obligation under this agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the permitted successors or permitted assigns of Supplier and ORPHAN respectively.

18.6 Waiver. No course of dealing between Supplier and ORPHAN or delay or failure to exercise any rights hereunder shall operate as a waiver of such rights or preclude the exercise of any other rights hereunder.

18.7 Relationship. Each of the parties hereto is an independent contractor and nothing herein shall be deemed to constitute the relationship of partners, joint venturers, nor of principal and agent between the parties hereto.

18.8 Captions. The captions to the several Articles hereof are not a part of this Agreement, but are merely guides or labels to assist in locating and reading the several Articles hereof and shall not affect the meaning or interpretation hereof.

18.9 Counterparts. Two (2) or more counterparts of this Agreement may be signed by the parties, each of which shall be an original, but all of which together shall constitute the same instrument.

18.10 Diligence. Each party agrees to use due diligence in preparing full disclosure of relevant information, in reviewing information when available, and in committing decisions necessary to enable completion of Stages within target timeframes.

IN WITNESS WHEREOF, the parties have caused this Agreement to be entered into by their duly authorized representatives as of the Effective Date.

SUPPLIER		ORPHAN MEDICAL, INC.

By:	/s/ Peter Pollak	By:	/s/ Bert Spilker
Print:	Peter Pollak	Print:	Bert Spilker
Its:	VP/GM Fine Chemicals	Its:	President
Date:	November 8, 1996	Date:	November 6, 1996

APPENDIX A

GHB TECHNOLOGY TRANSFER/DEVELOPMENT PROGRAM

Stage A, Part I: Technology Transfer/Development	Cost/Timeline
1. Review available data associated with previous development, testing and manufacture.
2. Identification & Qualification of intermediate suppliers, order and test for release raw materials.!*)
3. Evaluation of quality of GBL required for production of GHB with defined specifications.
4. Cross-Validation of analytical methods will be completed using the current Lonza standard operating procedure for cross-validation of analytical methods.
5. Make recommendations and conduct development testing to determine if improvements can be made in yield, waste reduction, etc. and prepare a Process Development Report
6. Complete IQ, OQ & PQ. Prepare validation protocol and confirm manufacturing method (through production of one lot, prep, of Process Validation Report.(2)

7. Comparability of the impurity profile and specifications for Batch 1 to the drug manufactured by Cytec Industries, Inc. The purpose is to ensure that the toxicology clinical data collected through use of Cytec manufactured drug are not jeopardized. Reconfirm solid state drug substance form through DSC, X-ray, particle size and range of variation, hygroscopicity and clarity in solution.

8. Write Stage A, Part I Completion Report. (See Appendix B, “Reporting)
Stage A, Part II	$150,000
9. Manufacture 2 additional lots per the Validation Protocol, update the Process Validation Report and reconfirm solid state drug substance form as in 6 above.	$ 35,000 5 to 6 months
10. Write Environmental Assessment Report

11. Assist in the preparation of the Drug Substance NDA CMC Section and/or DMF as requested by Orphan. Lonza will document efforts/data from this Technology Transfer/Development Program in a format acceptable for NDA submission.

12. Write Stage A, Part II Completion Report (See Appendix B, “Reporting”)
TOTAL This price is cost without profit to Lonza. The price is a fixed sum and is a cost cap as will be defined in the contract being negotiated.

1)	Raw Material Specifications and Acceptance Criteria—Transfer and document acceptance testing methods and specifications for ORPHAN review and approval. Evaluate currently approved vendors. If supplier of critical raw materials are not previously audited, conduct audits. Audit reports on vendors of critical raw materials will be provided to ORPHAN for review. DMF Reference Authorization letters from suppliers of any commercial combination excipients and activities must be obtained and included in the submission. Certificates of Analysis and batch numbers for raw materials will be maintained.
2)	Process Validation Protocol—The Validation Protocol must be mutually approved. ORPHAN will be notified two weeks in advance of the dates for manufacture of any validation batch in order that an ORPHAN representative can be present. The Drug will be manufactured in compliance with cGMPs and applicable regulatory standards for manufacturing drugs for use as clinical trial material or for commercial use. Three Validation Batches will be manufactured in a mutually approved reactor. The final decision regarding the timing for manufacture of the three validation batches and their intended use will be mutually decided.

APPENDIX A (continued)

A pharmaceutically acceptable batch record will be developed for production of the ORPHAN bulk pharmaceutical compound that meets or exceeds current pharmaceutical industry and cGMP standards and copy said batch record will be provided to ORPHAN for its approval prior to use.

ORPHAN will be notified two (2) weeks in advance of the dates for manufacture of validation batches in order that an ORPHAN representative can be present for the manufacture, if desired.

3)	ORPHAN will provide GHB reference standard material for use in the Development Program.
4)	The scope of this Development Program does not include new analytical methods development. Supplier agrees to accept the Cytec analytical methods for GHB and impurity testing for cross- validation. Methods will be provided for all required tests unless mutual agreement is otherwise reached.

Stage B Final Process Re-validation at Larger Scale for Commercial Use

1. Manufacture additional re-validation lots and write final Process Validation Report, and final Cleaning Report (re-validation efforts may be required in transferring production to larger scale reactors)

2. Demonstrated clean out of operating vessels to cGMP standards (pre and post), write Cleaning Validation report.
3. Prepare NDA CMC update to include stability report.
4. Prepare for FDA pre-approval inspection.
5. Provide responses to FDA NDA CMC questions.
6. Write a Stage B Completion Report.

APPENDIX B

REPORTING REQUIREMENTS

The following items represent minimum content requirements. Actual reports should include all information that is relevant in assessing the status of the development program and in completing documentation that is required by regulatory agencies. Any documentation that is required for preparation of the CMC Section, Process Certification Report, Process Validation Report, etc. should not be rewritten as part of a stage completion report.

Progress reports on development will be discussed with ORPHAN on an agreed upon schedule depending on the level of activity at any point in time. Decisions, issues, and significant findings will be documented for review and concurrence. Reasonable efforts will be used to take corrective actions and conduct such additional work as is necessary to achieve the Required Specifications as outlined in Appendix C. The parties will mutually agree upon the time impact of any changes. Additional resources will be committed to conduct of the GHB Technology Transfer/Development Program if necessary to ensure completion of the project as close to the overall time frame specified as possible.

STAGE A: Technology Transfer/Development

COMPLETION REPORT

A “Stage A Completion Report” will contain the data and analytical results from all processing and testing conducted to include the manufacture of one (1) Validation Batch. This report will also include a copy of the following for ORPHAN review and approval if approval has not already been obtained:

1)	Manufacturing Validation Protocol and Report

a) Process range

• Temperature, atmospheric pressure definitions	• Concentration

• Charge definitions	• Centrifigation/Isolation

• Time definitions (include allow, holding time)	• Equip validation as req (IQ, PQ, OQ)

• Yields, purity	• Cleaning documentation

• Solvents, reagents	• Packaging Procedures

• Raw Materials (Names and amounts of all substances used, including tests and specifications, precautions for storage, U.S. pharmacopeia specifications)

• Alternative process description, if available

b) Allowable process parameters

2)	Re-validation of analytical methods, tests and specifications (to include validation documentation to support all analytical methods)

• Identity tests	• Sodium

• Impurities testing	• Volatiles

• % moisture	• Assay

• Heavy metals	• Identity versus standard

3)	Additional Testing

•	pH

•	Bulk density

•	Dissolution rate

•	Solubility

•	Other (residual solvents, etc.)

4)	Raw Material Vendor and Specs, and Final Product Specifications and Methods Manual

5)	Copies of executed Batch Record(s) and Certificate(s) of Analysis

6)	Stability Report (See—‘Requirements For Stability Studies’)

7)	Description of manufacturing facilities, personnel, Standard Operating Procedures, and appropriate supporting validation documentation as required for the NDA.

•	Training

•	Util and Support Systems

•	Environmental Standards

•	Process Conditions

8)	Update estimates for cost of goods

STAGE B: Final Process Validation and Preparation for Commercial Launch

COMPLETION REPORT

1)	Mutually approved Bulk Drug Manufacturer Contract Release Specifications (ID, Assay, Impurity, Appearance, and Quantitative Component Assessment. Labels, packaging batch records and certificates of analysis will be verified prior to release.).

2)	Subsequent to FDA approval, ORPHAN will be notified for prior approval of any updates made through standard operating “Change Control” procedures. Changes requiring notification for approval will include and not be limited to the following:

A)	Changes in raw material supplies and suppliers

B)	Process changes

C)	Equipment changes

D)	Packaging component changes

APPENDIX C

REQUIRED DRUG SPECIFICATIONS

Expiration Storage	36 months at 25°C with 60% RH (60 months desired)

Conditions	25°C with 60% RH - double polypropylene bags in a fiberpak ( dessicants required and not to be in contact with Drug)

Appearance	White free flowing powder

Heavy Metals	20 ppm maximum {By USP} {PP} {BS}

Moisture	0.05% maximum (GHB’s hygroscopic and must be kept as dry as possible)

Residual Methanol	400 ppm maximum

Identity Impurity	Match FT/IR of reference {PP} {BS}

Profile {PP} {BS}

	No unknown impurity greater than 0.05%	{over %}

	Succinic Acid	<0.05% {% wt}

	Succinic Anhydride	<0.05% {% wt}

	Succinic Acid, Sodium Salt	<0.05% {% wt}

	Methyl-gamma hydroxy-butyric acid	<0.05% {% wt}

	1,4-butanediol	<0.05% {% wt}

	gamma-Butyrolactone	<0.05% {% wt}

	Sodium hydroxide	<0.05% {% wt}

	Sodium carbonate	<0.05% {% wt}

	Total of known impurities not to exceed	0.5% {% wt}

Particle Size	To be mutually established

Contractual Release Specifications:	Some specification requirements for release of the Drug will be more restrictive than those approved via the NDA to ensure Drug adequacy upon analytical retesting or anticipated degradation over time. Release specifications will be mutually agreed upon based on the findings of the “Technology Transfer/Development Program” and upon the FDA approved specifications.

Assay	99-102% {wt % }{PP} {BS}

APPENDIX D

REQUIREMENTS FOR STABILITY STUDIES

REQUIREMENTS FOR DEVELOPMENT PROGRAM STABILITY STUDIES

I.	Stability Protocol

A proposed stability study matrix and protocol(s) will be provided for joint review to ensure development of the best stability study strategy. Stability study protocols will be approved by ORPHAN. The stability study program will:

A)	meet requirements of the ‘Stability Testing of New Drug Substances and Products’ endorsed by the ICH Steering Committee.

B)	meet stability requirements for support to Stage II, III and IV clinical studies and requirements for support to on-going commercial production of bulk drug for pharmaceutical purposes.

II.	Reporting

Written stability study reports will be provided which include, but are not limited to, the following information for all Drug batches used for stability.

A)	Certificate of analysis (include batch size, date of manufacture)

B)	Batch numbers

C)	Stability study results until there are two (2) consecutive failures including both initial and data at the designated time points for analysis with references to analytical procedures used. (Additionally, tests will be conducted immediately before the NDA filing.)

Additionally, the following information will be provided upon request for all Drug batches placed on stability prior to FDA approval.

D)	Raw material listing for all batches and a description of differences, if any

E)	Lot number(s) of raw materials used in each batch

F)	Sampling plan

G)	Manufacturing process

H)	Use of Batches

Other stability requirements in the Technology Transfer/Development Program.

I) Stability study results

a)	Suitability and specificity of stability indicating assay methods

b)	Degradation products and pathways—Identification and quantitation of degradents. (If the degradants become regulatorily significant, Supplier agrees to negotiate time and cost, isolation, and preparation of samples for toxicity testing which will be conducted by ORPHAN. Descriptions of any known toxicological properties associated with identified degradents will be provided.)

c)	Details on storage containers

d)	Discussion of stability results

J)	Solubility profiles in an aqueous medium

K)	Reports on stability indicating parameter(s).

L)	Samples to be retained from stability batches until 1 year past expiration (Note: Retention of samples from clinical trial batches will meet the more rigorous requirements of FDA.) Adequate samples to be retained to enable full compendial testing.

III.	Packaging and Storage Conditions

A stability study matrix will be mutually developed which includes study of the following factors:

A)	Samples will be placed on storage in mutually agreed upon packaging. Double ply bags to be of same composition as those used by Cytec Industries (possibly thicker) with dessicant between bags.

B)	Storage conditions for solid drug will include the environments and testing frequences noted on the Proposed Development Program Stability Plan.

(C)	Three (3) lots of GHB bulk drug substance will be packaged in five (5) gram aliquots and stored in double ply bags of the same composition as used by Cytec which have been or exceed Class 100 requirements.

The samples will be twist-tied and placed in a fiber box with a fiber cover.

IV.	Extent of Studies and Methods of Testing

A)	There are 3 lots of Drug to be tested.

B)	Cytec developed methods will be used for analytical testing.

C)	The method for moisture analysis will be a validated potentiometric Karl Fischer.

D)	Interval data will be provided within fifteen (15) working days of the sample pull date, and a stability report will be provided to support the NDA submission and a final stability report will be provided.

REQUIREMENTS FOR PRODUCTION STABILITY STUDIES

I.	A Production Stability Protocol to be jointly approved. The protocol will meet requirements of the “Stability Testing of New Drug Substances and Products’ endorsed by the ICH Steering Committee.

II.	Reporting

Written stability study reports will be provided which include, but are not limited to, the following information for all Drug batches used for stability.

A)	Certificate of analysis (include batch size, date of manufacture)

B)	Batch numbers

C)	Stability study results past two (2) consecutive failures or to 60 months, whichever is shortest, including both initial and data at the designated time points for analysis with references to analytical procedures used.

PROPOSED DEVELOPMENT PROGRAM STABILITY PLAN

REQUIRED TESTS, STORAGE CONDITIONS AND FREQUENCY

STRENGTH NA

PRODUCT:Gamma Hydroxybutyrate Bulk
CONTAINER TYPE & PART # Representative of Bulk Storage
LOT# Stability start date	CLOSURE TYPE & PART # Representative of Bulk Storage
Batch Size
Date of Manufacture

Required Tests/ Method	Specifications	Storage Condition	0	1	2	3	4	5	6	7	8	9	10	11	12	18	24	36	48	60.
Appearance	white to off-white	CRT(25±2°/60%±5RH)	X	XC	XC	X			X			X			X	X	X	X	X	X
Visual	free-flowing powder	(40°/C75%RH± 5%RH)	X	X	X	X			X

Assay	98.0% to 102.0%	CRT(25±2°/60%±5RH)	X	XC	XC	X			X			X			X	X	X	X	X	X
Potentiometric Titration		(40°/C75%RH+ 5%RH)	X	X	X	X			X

Melting Point	146-147°C	CRT(25±2°/60%+5RH)	X	XC	XC	X			X			X			X	X	X	X	X	X
		(40°/C75%RH± 5%RH)	X	X	X	X			X

Moisture	TBD Report Value	CRT(25±2°/60%+5RH)	X	XC	XC	X			X			X			X	X	X	X	X	X
Karl Fischer		(40°/C75%RH± 5%RH)	X	X	X	X			X

Degradation	TBD Report Value	CRT(25±2°/60%±5RH)	X	XC	XC	X			X			X			X	X	X	X	X	X
Products		(40°/C75%RH± 5%RH)	X	X	X	X			X
Cytec Methods

NOTE:

•	Samples will be packed for storage using two package configurations. The secondary package configuration for greater moisture vapor transmission rate barrier will be noted as contingency 2 (C2).
•	The primary package configuration noted as X will be tested at all indicated timepoints. Timepoints noted with XC1 are primary package contingency test samples for analysis only if the corresponding X sample fails stability.

PRODUCTION STABILITY STUDY PLAN

	TIME IN MONTHS						BATCHES
STORAGE CONDITION	0	12	24	36	48	60	Description
25°C±2°C/60%RH±5%	X	X	X	X	X	X	Production stability as required by FDA.

Container: Double polypropylene bags in fiberpak. Desiccants may be required. Final specifications to be determined.

Stability studies will be initiated for 1 batch per campaign.

APPENDIX E

CONFIDENTIAL DISCLOSURE AGREEMENT FOR INFORMATION EXCHANGED

BETWEEN LONZA AND AN EXTERNAL SOURCE

This Agreement is made and entered into this day          of                      19    , by and between Lonza Inc., a company                                          located in Fair Lawn, New Jersey (“LONZA”) and                                      a company (the “POTENTIAL-COLLABORATOR”) located in                                         .

A. LONZA and the “POTENTIAL-COLLABORATOR” have entered into certain discussions the purpose of which is to explore and consider the possibilities of a business relationship between, or other transaction involving, LONZA and the “POTENTIAL-COLLABORATOR”.

B. In this connection with and in furtherance of this possible business relationship, it is anticipated that both of the undersigned parties (i.e. LONZA and the POTENTIAL-COLLABORATOR) at various times will disclose (the “DISCLOSING PARTY”) and receive (the “RECEIVING PARTY”) certain information with each other which the undersigned parties consider proprietary and confidential.

The undersigned RECEIVING PARTY in consideration for the use of certain information, knowledge, software, data and/or know-how (hereinafter called “INFORMATION”) related to the possible contract manufacturing of Sodium Gamma Hydroxybutyric Acid made available to it by DISCLOSING PARTY hereby agrees as follows:

1.	RECEIVING PARTY agrees to keep in confidence and not to use the INFORMATION for its commercial benefit (except for technical and economic evaluation) for a period of five (5) years from the date hereof.

2.	RECEIVING PARTY further agrees that it shall keep in confidence and not disclose any part of INFORMATION to a third party for a period of five (5) years from the date hereof.

3.	Obligations of RECEIVING PARTY shall not apply to any information, knowledge, software, data and/or know-how which:

(a)	is or hereafter becomes a part of the public domain other than through a breach of this Agreement by RECEIVING PARTY;

(b)	RECEIVING PARTY can demonstrate was in its possession prior to the time of disclosure by DISCLOSING PARTY or can demonstrate was received by it from a third party who shall not have received same from DISCLOSING PARTY

(c)	is required by a court or other governmental authority with competent jurisdiction to be disclosed in a non-confidential manner.

4.	Each party warrants and represents that the terms of this Agreement are not inconsistent with other contractual or legal obligations it may have, or with the policies or rules of any institution or company with which it is associated.

5.	Each party agrees that, without the other party’s prior written consent, it will not disclose the existence of this Agreement or the fact that each party is evaluating the Information.

6.	RECEIVING PARTY agrees to obligate its employees who shall have access to any portion of INFORMATION to protect the confidential and proprietary nature of INFORMATION. If either or both parties are not interested in proceeding with the establishment of a manufacturing contract, or if a commercial arrangement is not entered into, each party shall return the Information of the other party to the other party, subject to retention of one copy for archival purposes.

7.	This Agreement shall be governed by and interpreted in accordance with the laws of the State of Minnesota.

Accepted and Agreed by Both Parties Lonza, Inc.	Third Party

Signature:	Authorized Signature:
Name (Print):	Name (Print):
Title:	Title:
Date:	Date:

APPENDIX F

Return Material Authorization (RMA)

For material return, Lonza operates a paperless, computer-supported system. The following procedure will be followed:

1. Orphan can request return authorization by calling Lonza at 1-800-777-1875 and requesting the “Customer Service Department”.

2. Lonza will issue material return authorization number generated by its quality performance database according to standard work practices in effect within Lonza at that time.

3. Lonza will organize transport of material through coordination with Orphan. The appropriate contact will be given by Orphan at the time of request for return of material.

4. Upon receipt of returned material, Lonza will send a confirmation of this to the designated contact at Orphan.

APPENDIX F Return Material Authorization Form (continued)

PROCEDURE FOR RETURNED MATERIALS

1.0	This procedure is to describe the system for accepting customer returned goods or return of material for salvaging.

2.0	Customer return calls for regulated products will be forwarded to the Quality Control Department either through direct customer contact or through communications with Shipping, Receiving, or the Manufacturing Department.

2.1	The Quality Control then reviews verbal return policy and forwards a preprinted Notice of Authorization to Return Form to the customer.

2.2	The customer will fill in the required information and forward the form to the Quality Control Department. The Quality Control Department will circulate the return goods form to Shipping & Receiving, Manufacturing, Purchasing, Accounting, and the Warehouse for information on return.

2.3	Upon receipt of the returned goods form, the material is authorized for return. The GMP Department will communicate authorization to customer approving the return.

2.4	Once the material is physically returned it shall be labeled “Hold Pending Investigation” by the Quality Control Department

2.5	The disposition of the returned goods will be indicated on a Returned Goods Form by the Quality Control Department.

2.6	A Returned Goods Form will be circulated for approval by the Plant Manager, Project Engineer, and Quality Control Manager, indicating disposition of material.

2.7	Salvaging or rework shall be within the GMP guidelines and meet DMF and/or NDA considerations.

Approved:

Production Manager	Date

Quality Control	Date

Plant Manager	Date

APPENDIX G

CHANGE CONTROL REQUEST

Change Control Number

Date of Request:

Name and address of person making request:

Requested by:
Company Name:
Company address:

Product/Process Affected:

Requested change:

Reason for change:

☐	Change Request approved

☐	Change Request not approved

Approved Signatures:

Orphan Medical Regulatory Affairs	Date

Orphan Medical QA	Date

Orphan Medical Director of New Medicine	Date

Contract Vendor	Date

APPENDIX H

MAXIMUM DRUG PRICE ESTIMATES

according to Section 7.4

	Annual Requirement 100.000 kg and above	Annual Requirements 50.000-99.999 kg	Annual Requirements 10,000 kq-49.999 kg
Max. price of compound:	$25/kg	$30-40/kg	$45-55/kg

Assumptions:

50,000 kg minimum manufactured in a single campaign

Vessel size 1500 gallon

Cycle time 18 hours or less (including drying)

Material purchased within 30 days of release

Yield >=60%

Raw material quality to be same as that of Cytec (Supplier agrees to conduct development testing to confirm that a lower electronic grade of GBL will yield Drug meeting the specifications listed in Appendix •)

At least 2 industrial campaigns completed prior to this volume manufacture to allow optimization DEA classification 4

There is a remaining uncertainty of approx. $2/kg due to unknown waste treatment costs. If waste treatment costs do not exceed $1/kg, the $25/kg figure would apply. This will be clear after the trial production run.

This price includes:

All raw materials, processing, depreciation, overheads, profit, packaging

Scale up from intermediate size reactors for launch quantities to 1500 gallon or larger vessels

DMF (or equivalent) modifications required

Delivery to US destination

Reasonable regulatory support to Orphan

Ongoing process improvement efforts with benefit sharing with Orphan

Note:

The price ranges noted above will be reduced if improvements are made to the process to achieve above the current 60% yield.

“Within range” price variation partially depends upon reduction in waste stream treatment costs, allocation of validation work, and degree of process work completed.

Price for development batches includes use of GBL which meet current Cytec specifications for GBL.

The price ranges make the assumption that butyrolactone is:

(i)	readily available at a quality sufficiently pure to meet specifications of the final product

(ii)	the price of this quality does not exceed that of the electronics grade butyrolactone. Current butyrolactone electronics grade is estimated to cost $4/kg.